Exhibit 99.2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Unless otherwise indicated, references in this Exhibit to Teekay Tankers Ltd., the "Company", "we”, "us" and "our" and similar terms refer to Teekay Tankers Ltd. and/or one or more of its subsidiaries, except that those terms, when used in connection with the common stock that may be described herein, shall mean specifically Teekay Tankers Ltd. References in this Exhibit to “Teekay Corporation” or “Teekay” refer to Teekay Corporation and/or any one or more of its subsidiaries. References in this Exhibit to this or other “Exhibits” are to exhibits filed to the Report on Form 6-K to which this Exhibit is filed.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

Explanatory Note

On May 31, 2017, we acquired from Teekay Holdings Ltd., a wholly owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL) for $39.0 million, which included $13.1 million for assumed working capital. We issued approximately 13.8 million shares of our Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. We account for the acquisition of interests in businesses from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the consideration for the acquisition differs from Teekay’s historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that we and the acquired business were both under the common control of Teekay and had begun operations. As a result, our financial statements prior to the date we acquired the remaining 50% interest in TTOL have been retroactively adjusted to reflect on a consolidated basis the operations and cash flows relating to TTOL during the periods under common control of Teekay. In addition, all intercorporate transactions between us and TTOL that occurred prior to the acquisition by us of us remaining interest have been eliminated upon consolidation.

All information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations has been retroactively adjusted to include TTOL on a consolidated basis for the applicable periods. This includes, among other things, our results of operations, liquidity and cash flows for 2016, 2015 and 2014. All information that was forward looking in nature at the time our Management’s Discussion and Analysis of Financial Condition and Results of Operations was filed with the SEC on April 26, 2017, as part of our 2016 Annual Report on Form 20-F, has not been updated to reflect any events or changes in circumstances that have occurred after such date. Our audited financial statements as at December 31, 2016 and 2015 and for the three years ended December 31, 2016, retroactively adjusted for the acquisition of TTOL, are included in Exhibit 99.1 filed with the Report on Form 6-K to which this Exhibit is also filed. For additional information about the accounting for the acquisition of TTOL, please read Notes 1 and 3 to the consolidated financial statements included in Exhibit 99.1
General
Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. During 2015, we further developed our service offerings to our customers through the purchase of a ship-to-ship transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, is expected to improve our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (or Teekay), a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers, and we completed our initial public offering in December 2007.

Through the participation of some of our vessels in pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

Commencing in December 2015, we adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our shareholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time.

Significant Developments in 2016 and 2017
Share Repurchase Program

On September 15, 2017, we announced that our Board of Directors had authorized a share repurchase program for the repurchase of up to $45.0 million of our shares of Class A common stock in the open market. In addition, we entered into a voting and support agreement with Huber Capital Management L.L.C. (or Huber Capital), whereby Huber Capital will vote its shares in favor of increasing the authorized number of shares of our Class A common stock to permit the issuance of Class A common stock as consideration for the proposed merger (the Merger) with Tanker Investments Limited (or TIL).

Sale-Leaseback Financing Transaction

In July 2017, we completed a $153.0 million sale-leaseback financing transaction relating to four of our Suezmax tankers. The transaction is structured as a 12-year bareboat charter at an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the remaining lease term beginning in July 2020. We are currently in the process of assessing the accounting treatment of this transaction. Depending on the outcome of this assessment, there is a possibility we may recognize an accounting write-down in the third quarter of 2017 of approximately $20 million per vessel subject to the transaction.

Merger Agreement with Tanker Investments Ltd.

In May 2017, we entered into a merger agreement (the Merger Agreement) to acquire all of the remaining issued and outstanding shares of TIL in the share-for-share Merger at an exchange ratio of 3.3 shares of our Class A common stock for each share of TIL common stock. TIL owns a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers with an average age of 7.3 years. The transaction is subject to customary closing conditions, approval by the shareholders of TIL, and approval by our shareholders of an increase in the authorized number of our Class A common shares to permit the issuance of Class A common shares as merger consideration. We expect to complete the Merger in the fourth quarter of 2017.

As part of the accounting for the Merger Agreement, under GAAP our existing non-controlling interest (or equity investment) in TIL is treated as being disposed of at its existing fair value and concurrently repurchased at such fair value which forms part of the cost of the acquisition of the 100% controlling interest in TIL. As a result of the expected closing of the Merger, we recognized an impairment charge of $28.1 million during the three months ended June 30, 2017 related to our equity investment in TIL, based on the TIL share price at June 30, 2017. If the Merger is completed, we will be required to again remeasure our equity investment to fair value at the relative share price at the date of the acquisition, which could result in an additional loss or a gain.

Acquisition of Remaining 50% Interest of Teekay Tanker Operations Ltd.

On May 31, 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, of the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital and our issuance to Teekay of approximately 13.8 million shares of our Class B common stock. Prior to May 31, 2017, we owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since we acquired the remaining 50% of TTOL on May 31, 2017, we own 100% of TTOL and now consolidate its results. Please read "Explanatory Note" above for a description of our recast financial statements for prior periods relating to this acquisition.

Vessel Sales

In October 2017, we entered into an agreement to sell one Aframax tanker, the Kareela Spirit, for a sales price of $6.4 million. We expect to recognize a loss on sale of this vessel of approximately $4.0 million in the three months ended September 30, 2017.
In September 2017, we completed the sale of one Aframax tanker, the Kanata Spirit. We expect to recognize a loss on sale of this vessel of approximately $4.2 million in the quarter ending September 30, 2017.

In June 2017, we completed the sale of one Aframax tanker, the Kyeema Spirit. The vessel was written down to its agreed sales price in March 2017. We recognized a loss on sale of the vessel of $2.8 million for the six months ended June 30, 2017.

During the year ended December 31, 2016, we completed the sale of two Medium Range (or MR) tankers, the Teesta Spirit and the Hugli Spirit, for net proceeds of $27.2 million. The vessels were written down to their agreed sales price in the second and third quarters of 2016, respectively, resulting in an aggregate loss on sale of the vessels of $14.7 million.

In October 2016, we agreed to sell two Suezmax tankers, the Yamuna Spirit and Ganges Spirit. The vessels were written down to their agreed sales prices and the resulting write down of $6.2 million was recognized in 2016. During the three months ended March 31, 2017, we completed the sales of two Suezmax tankers, for an aggregate sales price of $32.6 million. We recognized a loss on sale of the vessels of $1.8 million in the three months ended March 31, 2017.

Time Charter-Out Vessels

In May 2017, we renewed a time charter-out contract for one Aframax tanker with a daily rate of $16,000 and a firm period of 18 months.

In April 2017, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $21,000. The contract has a firm period of 12 months and commenced in April 2017.

During the three months ended March 31, 2017, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $22,000. The contract has a firm period of 12 months and commenced in February 2017.

During the year ended December 31, 2016, we entered into time charter-out contracts for two Suezmax tankers, with an average daily rate of $24,400, two LR2 product tankers, with an average daily rate of $17,400 and one Aframax tanker, with a daily rate of $23,000. We also extended time charter-out contracts for two Aframax vessels, with an average daily rate of $20,000. These contracts have firm periods ranging from 12 to 24 months.

Time Chartered-in Vessels

In April 2017, we redelivered one in-chartered Aframax tanker and one in-chartered LR2 tanker back to their respective owners. We also redelivered two in-chartered Aframax tankers bank to their respective owners in May 2017 and March 2017, respectively.

During the year ended December 31, 2016, we entered into in-charter contracts for two Aframax tankers, with an average daily rate of $17,800 and which were delivered to us in the fourth quarter of 2016. In December 2015, we entered into an in-charter contract for one Aframax tanker, which was delivered to us in February 2016, has a daily rate of $22,750 and is scheduled to expire in March 2021.

During the year ended December 31, 2016, we also redelivered back to their respective owners seven in-chartered Aframax tankers and two in-chartered LR2 product tankers.

Continuous Offering Program and Private Placement

In December 2016, we re-opened our continuous offering program (or COP) under which we may issue shares of our Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. As of December 31, 2016, we sold approximately 3.0 million shares under this COP for net proceeds of $7.6 million, net of issuance costs. In January 2017, we sold approximately 3.8 million shares under this COP for net proceeds of $8.5 million, net of issuance costs. In addition, we issued 2.2 million new shares to Teekay in a private placement for gross proceeds of $5.0 million, and the price per share was set to equal the weighted average price of the Company's Class A common stock for the ten trading days ending on the date of issuance.

LNG Terminal Service

In November 2016, our ship-to-ship transfer business (or TMS) signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly owned by Teekay LNG Partners L.P. (or TGP), for the Bahrain LNG Import Terminal. As the subcontractor, TMS will provide pre-mobilization services for an expected period of 21 months, mobilization services and other general operational and maintenance services of the facility. We have agreed to guarantee the performance of this contract by TMS.

New Lightering Business Contracts

In the latter part of 2016, we secured two significant Aframax lightering contracts with major oil companies for firm periods of 12 and 24 months, which commenced in October 2016 and November 2016, respectively.

New Time-Charter Swap

Effective June 1, 2016, we entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.

New Loan Facilities

In January 2016, we entered into a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The funds were used to repay our two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017.

New Interest Rate Swaps

In February 2016, in connection with our new long-term debt facility, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps commenced and are scheduled to terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

Acquisition of Entities under Common Control

In December 2015, we acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was settled in early 2016. As described above, in May 2017 we acquired the remaining 50% in TTOL.

Each of the acquisitions of the 2015 Acquired Business and of the remaining 50% interest in TTOL, was accounted for as a transfer of a business between entities under common control. As a result, our consolidated financial statements prior to the respective dates the interests in these vessels or our controlling interest in TTOL were actually acquired by us have been retroactively adjusted to include the results of these vessels or TTOL, as applicable, during the periods they were under common control of Teekay and had begun operations. The effects of adjusting such information to account for the 2015 Acquired Business and the TTOL acquisition in periods prior to our respective acquisitions thereof is referred to as the "Entities under Common Control." Please read Note 3 - Acquisition of Entities under Common Control to our consolidated financial statements included in Exhibit 99.1.

Legal Action for Damages

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under an option agreement relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreement). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or Option Agreement. Therefore, STX is in breach of the Option Agreement. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreement. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

In February 2016, our subsidiaries obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the cash deposit of $0.6 million which was held in escrow was refunded to us in March 2016.

STX has filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions are stayed. STX has had that protection recognized in England and Wales. We will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The option agreement case has gone through trial and despite finding that we had valid option agreements, the judgment was ruled against us due to uncertainty of delivery dates. We do not plan to appeal this ruling.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•
Voyage charters participating in pooling arrangements are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria; and

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Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, pool arrangements, full service lightering and lightering support services and interest income from investment in term loans. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters, voyage charters and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the ship owner under voyage charters and the customer under time charters.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because we believe it provides more meaningful information to us about the deployment of our vessels and their performance than does revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to interest expense and interest income, realized and unrealized gains and losses on derivative instruments, equity income and other expenses.

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the age of the vessel. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense, as incurred, costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels, charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking, and charges related to the amortization of our intangible assets over the estimated useful life of 10 years.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days. We calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

Average Number of Ships. Historical average number of ships consists of the average number of vessels that were in our possession during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Our financial results reflect the results of TTOL and interests in vessels acquired from Teekay for all periods TTOL and the vessels were under common control. Each of the 2015 Acquired Business and the May 2017 acquisition of the remaining 50% interest in TTOL was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interests method. Under this method, of accounting our consolidated financial statements, for periods prior to the respective dates the interests in these vessels or the controlling interest in TTOL were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels and TTOL. The periods retroactively adjusted include all periods that we and the acquired vessels or TTOL, as applicable, were both under common control of Teekay and had begun operations. All financial or operational information contained herein for the periods prior to the respective dates the interests in these vessels and TTOL were actually acquired by us, and during which we and the applicable vessels or TTOL were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and TTOL and are also collectively referred to as the “Entities under Common Control”.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

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Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

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Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel which could lead to increases in crew manning costs, however weak shipping markets and slowing growth may ease officer shortages. We will continue to focus on our manning and training strategies to meet future needs, but going forward crew compensation may increase. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs are still likely to occur in the future.

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The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had two vessels drydock in 2016, compared to 18 vessels which dry docked in 2015 and nine vessels which dry docked in 2014. The total number of off-hire days relating to dry dockings during the years ended December 31, 2016, 2015 and 2014 were 82, 603, and 292, respectively. For our current fleet, there are nine vessels scheduled to dry dock in 2017.

Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

For the years ended December 31, 2016 and 2015, operating results of our conventional tanker segment and ship-to-ship (or STS) segment are presented separately. Our STS transfer business (or TMS) was acquired in July 2015, therefore no revenues or expenditures were incurred in 2014. Our conventional tanker segment includes the operations of all our tankers, including those employed on full service lightering contracts. Our STS transfer segment includes the operating results from lightering support services provided to our conventional tanker segment as part of full service lightering operations and other services associated with our lightering support operations.
Year Ended December 31, 2016 versus Year Ended December 31, 2015
Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

The following table presents our operating results for the years ended December 31, 2016 and 2015 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	% Change
Revenues	512,608	516,943	(1)%
Less: voyage expenses (1)	(56,805)	(18,379)	209%
Net revenues	455,803	498,564	(9)%
Vessel operating expenses (2)	(150,100)	(123,572)	21%
Time-charter hire expense	(57,368)	(74,860)	(23)%
Depreciation and amortization	(99,024)	(72,118)	37%
General and administrative expenses	(29,432)	(28,418)	4%
(Loss) gain on sale of vessels	(20,926)	771	(2,814)%
Restructuring charges	—	(6,468)	(100)%
Income from vessel operations	98,953	193,899	(49)%
Equity income	7,680	11,528	(33)%

(1)
Includes $3.2 million of voyage expenses for the year ended December 31, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

(2)
Includes $0.8 million of vessel operating expenses for the year ended December 31, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Tanker rates in 2016 softened from the highs seen in 2015, yet remained in-line with the ten-year average as a result of ongoing positive demand fundamentals. Global oil demand remained strong in 2016 with growth of 1.5 million barrels per day (mb/d), which was 0.4 mb/d higher than the ten-year average. Global oil supply was also strong, with record high OPEC production for 2016 of 32.6 mb/d. However, unexpected supply outages in Nigeria put pressure on mid-sized tanker demand in mid-2016. Oil prices remained in the mid-$40 per barrel range for most of 2016 before increasing in December 2016 as OPEC commenced firmed plans for production cuts as a means to rebalance oil markets. While ongoing low prices throughout the year provided some support for tonne-mile demand through strategic and commercial stockpiling programs, record high onshore stock levels towards the second half of 2016 resulted in lower import requirements as refiners struggled with elevated stockpile levels. Tanker fleet growth also created some downside pressure to tanker rates towards the second half of 2016 as crude tanker fleet growth reached 6% and scrapping dipped to the lowest level since 1995.

Looking ahead, we anticipate 2017 to present some headwinds to the crude tanker spot tanker market. Total tanker fleet growth is forecast to be approximately 4.5%, which is slightly lower than 2016 but in-line with the ten-year average. However, most fleet growth in 2017 will come from the mid-sized segments, with mid-size fleet growth expected to be approximately 5%. The outlook for 2018 is more positive given a lack of ordering and the expectation for increased scrapping due to an aging fleet and changes to the regulatory landscape.

Global oil demand is forecast to grow by 1.4 mb/d in 2017 (average of IEA, EIA, and OPEC forecasts), which is similar to 2016 and above the ten-year average growth rate of 1.1 mb/d. On the supply side, OPEC production cuts of approximately 1.2 mb/d, with the majority of cuts (approximately 0.8 mb/d) coming from Middle East OPEC producers, will be negative for overall crude volumes available for transport. While OPEC production cuts may continue through the year, non-OPEC production increases of approximately 0.3 mb/d are expected as firming oil prices encourage more drilling, particularly in the U.S. The result could benefit the mid-sized tanker segments from increased tonne-mile demand as oil supply in the Atlantic basin continues to grow. In addition, the Brent - Dubai oil price spread has narrowed considerably as a result of OPEC cuts, and many crude buyers are sourcing Brent-benchmarked crudes as they become more economically attractive. These price/supply factors could offset some of the headwinds that the crude tanker market faces in 2017 as they have the potential to introduce volatility into regional tanker demand, which is positive for spot tanker rates.

In summary, we anticipate that 2017 will present some headwinds to crude tanker rates due to cuts to OPEC production, rising oil prices, and fleet growth. However, we believe that this dip in the current market cycle will be relatively short and shallow. In addition, lower fleet growth, strong oil demand growth, particularly in Asia, and a potential increase in long-haul movements from the Atlantic basin to the Pacific basin is expected to provide support towards the next market upturn.
Fleet and TCE Rates
As at December 31, 2016, we owned 43 double-hulled conventional oil tankers, time-chartered in six Aframax tankers and one LR2 product tanker from third parties and owned a 50% interest in one VLCC, the results of which are included in equity income. The number of vessels we own, as well as our financial and operational results, include the Entities under Common Control in all relevant periods presented. Please read Note 3 – Acquisition of Entities under Common Control to our consolidated financial statements included in Exhibit 99.1.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2016 and 2015:

	Conventional Tanker Segment
	Year Ended December 31, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$184,965	($5,068)	($59)	$179,838	6,705	$26,820
Voyage-charter contracts - Aframax (4)	$158,272	($50,185)	$392	$108,479	5,145	$21,086
Voyage-charter contracts - LR2	$48,599	$53	($36)	$48,616	2,572	$18,903
Voyage-charter contracts - MR	$8,305	($30)	$302	$8,577	535	$16,035
Time-charter out contracts - Suezmax	$30,597	($731)	$99	$29,965	1,029	$29,124
Time-charter out contracts - Aframax	$54,593	($338)	$40	$54,295	2,327	$23,332
Time-charter out contracts - LR2	$12,201	($273)	($30)	$11,898	526	$22,629
Total (1)	$497,532	($56,572)	$708	$441,668	18,839	$23,445

(1)
Excludes $11.2 million of commissions and management fees earned from TTOL from the management of external vessels trading in the revenue sharing arrangements (or RSAs), $2.6 million of bunker rebates and $1.2 million of in-process revenue contract revenue.

(2)
Includes $3.2 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment and excludes $0.3 million of voyage expenses incurred by TTOL.

(3)
Average TCE per Revenue Day excludes $0.7 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(4)
Includes $48.2 million of revenues and $34.8 million of voyage expenses related to the full service lightering business, which includes $3.2 million inter-segment voyage expenses referenced in note 2 relating to lightering support services provided to the full service lightering business by the ship-to-ship transfer segment.

	Conventional Tanker Segment
	Year Ended December 31, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$158,639	($2,568)	$1,642	$157,713	4,021	$39,217
Voyage-charter contracts - Aframax (3)	$162,654	($13,683)	$343	$149,314	4,800	$31,109
Voyage-charter contracts - LR2	$81,672	($342)	$528	$81,858	2,845	$28,777
Voyage-charter contracts - MR	$19,346	($61)	$1,088	$20,373	960	$21,205
Time-charter out contracts - Suezmax	$14,235	($109)	$148	$14,274	483	$29,577
Time-charter out contracts - Aframax	$54,550	($1,398)	$857	$54,009	2,864	$18,835
Time-charter out contracts - LR2	$4,607	($132)	$5	$4,480	175	$25,623
Time-charter out contracts - MR	$6,427	($39)	($4,418)	$1,970	50	$39,036
Total (1)	$502,130	($18,332)	$193	$483,991	16,198	$29,875

(1)
Excludes $8.1 million of commissions and management fees earned from TTOL from the management of external vessels trading in the revenue sharing arrangements (or RSAs), $4.8 million of in-process revenue contract revenue, $1.3 million of bunker rebates and $0.6 million of results incurred by TTOL.

(2)
Average TCE per Revenue Day excludes $4.4 million of crew redundancy costs recovered from one of our customers and $4.6 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $15.0 million of revenues and $5.8 million of voyage expenses related to the full service lightering business.

Net Revenues. Net revenues decreased to $455.8 million for 2016 from $498.6 million for 2015 primarily due to:

•	a decrease of $99.8 million due to lower average realized spot tanker rates earned by our Suezmax, Aframax, LR2 and MR tankers in 2016 compared to 2015;

•	a net decrease of $16.2 million due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•
a decrease of $4.4 million due to redundancy cost for the Australian seafarers that we recovered from the customer upon expiration of a time-charter out contract of a MR product tanker in the first quarter of 2015; and

•	a decrease of $3.5 million of in-process revenue contract amortization we recognized in revenue in 2016 compared to 2015; and

•	a net decrease of $0.8 million of lower revenue generated by TTOL in 2016 compared to 2015;
partially offset by

•
a net increase of $43.9 million, primarily due to the addition of 12 Suezmax tankers, two LR2 product tankers and one Aframax tanker that we acquired during 2015 and the change in the average size of the in-charter fleet, partially offset by the sale of two MR product tankers in 2015 and 2016;

•	a net increase of $13.9 million due to fewer off-hire days in 2016 compared to 2015;

•	an increase of $10.5 million due to higher average rates earned on our out-chartered Aframax tankers in 2016 compared to 2015;

•	an increase of $4.4 million due to higher commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and bunker rebates;

•	an increase of $4.2 million due to the acquisition of the full service lightering business that was part of the ship-to-ship transfer business (or SPT) acquisition during the third quarter of 2015;

•	a net increase of $3.9 million due to lower pool management fees and commissions paid to external pool managers, off-hire bunker and other expenses in 2016 compared to 2015; and

•	an increase of $1.1 million for 2016 due to one additional calendar day as 2016 was a leap year.
Vessel Operating Expenses. Vessel operating expenses increased to $150.1 million for 2016 from $123.6 million for 2015 primarily due to:

•
an increase of $27.0 million primarily resulting from the addition of 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers, acquired in 2015, including two LR2 product tankers that were previously in-chartered. This was partially offset by the sales of two MR tankers in the second half of 2016 and one MR tanker sold in the fourth quarter of 2015;

•	an increase of $1.7 million due to higher ship management fees resulting from the 17 vessels acquired in 2015; and

•	an increase of $0.6 million due to inflationary increases and higher crew and manning expenses related to performance-based compensation paid to seafarers which were recognized in 2016;

partially offset by

•	a decrease of $0.9 million due to lower fleet overhead costs primarily resulting from the timing of seafarer training, crew agency fees and other initiatives; and

•	a decrease of $0.9 million due to lower insurance premiums paid and insurance credits received during the year.

Time-charter Hire Expense. Time-charter hire expense decreased to $57.4 million for 2016 from $74.9 million for 2015 due to the changes in the average size of the in-charter fleet, decreases in the average in-charter rate in 2016 compared to 2015, the acquisition of two LR2 product tankers in February 2015 which were previously in-chartered, two in-chartered Aframax tankers which were offhire during the year and lower time-charter rates due to profit sharing components of one Aframax tanker and one LR2 product tanker.

Depreciation and Amortization. Depreciation and amortization increased to $99.0 million for 2016 from $72.1 million for 2015. The increase primarily relates to the addition of 12 Suezmax tankers, one Aframax tanker and four LR2 product tankers acquired in 2015, the amortization of customer relationships in relation to the acquisition of the ship-to-ship transfer business in July 2015 and higher amortization of dry-docking expenditures in 2016 as compared to the prior year. This was partially offset by the sale of two MR tankers in the second half of 2016 and the sale of one MR tanker in the fourth quarter of 2015.

General and Administrative Expenses. General and administrative expenses increased to $29.4 million for 2016 compared to $28.4 million for 2015, primarily due to:

•
an increase of $1.5 million due to higher administrative, strategic management, and other fees incurred under our management agreement with Teekay primarily resulting from higher allocations due to supporting activities provided to bring commercial management of Suezmax vessels in-house;

partially offset by

•
a decrease of $0.5 million due to higher corporate expenses incurred during 2015 primarily as a result of legal expenses related to the STX arbitration (please read Note 22 – Shipbuilding Contracts to our consolidated financial statements included in Exhibit 99.1) and legal expenses incurred related to the acquisitions of vessels and the ship-to-ship business in 2015.

(Loss) Gain on Sale of Vessels. Loss on sale of vessels of $20.9 million for the year ended December 31, 2016 primarily relates to the sale of the two MR tankers and the two held for sale Suezmax tankers which were written down to their respective agreed sales prices. Gain on sale of vessels of $0.8 million for the year ended December 31, 2015 related to the sale of one MR tanker. Please refer to Note 21 - Vessel Sales and Vessel Acquisitions to our consolidated financial statements included in Exhibit 99.1.

Restructuring Charges. Restructuring charges for 2015 relate to crew redundancy costs incurred due to the change in nationality of crew on one of our vessels, which we recovered from one of our customers.
Equity Income.
The following table reflects our equity income (loss) for 2016 and 2015,

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
High-Q Joint Venture	4,359	3,218
Tanker Investments Ltd.	3,515	7,280
Gemini Tankers L.L.C.	(194)	1,030
Total equity income	7,680	11,528

Equity income decreased to $7.7 million in 2016 from $11.5 million for 2015 primarily due to:

•
a decrease of $3.8 million due to lower equity earnings from Tanker Investments Ltd. (or TIL) resulting from overall lower realized average spot rates earned in 2016 compared to 2015, partially offset by an increase resulting from our increased ownership interest in TIL to 11.3% in 2016 as compared to 10.2% in 2015; and

•	a decrease of $1.2 million due to the winding down of operations of the Gemini Tankers L.L.C. joint venture in 2015;
partially offset by

•
an increase of $1.1 million due to higher equity earnings from our High-Q Investment Ltd (or High-Q) joint venture primarily resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Please refer to Note 8 – Investments in and Advances to Equity Accounted Investments to our consolidated financial statements included in Exhibit 99.1.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture. For the years ended December 31, 2016 and 2015, our proportionate share of realized losses was $0.2 million and $0.3 million, respectively, and unrealized gains were $0.1 million and $nil, respectively.
Ship-to-ship Transfer Segment
Our ship-to-ship transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment, which includes full service lightering operations, and other lightering support services. Our results for the year ended December 31, 2015, include five months of operations of this segment, from the date of our acquisition of SPT (now referred to as TMS) on July 31, 2015.

The following table presents our operating results for the years ended December 31, 2016 and 2015 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	% Change
Revenues (1)	41,136	18,587	121%
Less: voyage expenses	—	(348)	(100)%
Net revenues	41,136	18,239	126%
Vessel operating expenses	(32,498)	(14,441)	125%
Time-charter hire expense	(2,279)	(38)	5,897%
Depreciation and amortization	(5,125)	(1,642)	212%
General and administrative expenses	(3,767)	(1,985)	90%
Gain on sale of vessels	332	—	100%
Restructuring charge	—	(327)	(100)%
Loss from vessel operations	(2,201)	(194)	1,035%

(1)
Includes $3.2 million of revenues for the year ended December 31, 2016 (2015 - $0.8 million) relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Loss from vessel operations. Loss from vessel operations increased for 2016 compared to 2015 primarily due to a full operating year of TMS, which was acquired in the latter half of 2015. The increase in the number of lightering support operations in 2016 resulted in higher revenues and expenses; however, a majority of this additional volume was in support of the conventional tanker segment’s full service lightering operations or other areas which generated lower margins.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
Interest expense	(29,784)	(17,389)
Interest income	117	122
Realized and unrealized loss on derivative instruments	(964)	(1,597)
Other expense	(5,978)	(2,743)

Interest Expense. Interest expense increased to $29.8 million for 2016 from $17.4 million for 2015, primarily due to additional interest incurred to finance the acquisition of the 12 modern Suezmax tankers which were acquired in the latter part of 2015.

Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments decreased to $1.0 million for 2016 from $1.6 million for 2015. In February 2016, we entered into a total of nine new interest rate swap agreements relating to our new credit facility. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462%, and commenced in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively.

As at December 31, 2016, we had interest rate swap agreements with aggregate outstanding notional amounts of $400.0 million with a weighted-average fixed rate of 1.46%. Realized losses on the interest rate swaps increased from $12.8 million in 2016 compared to $9.8 million in 2015 primarily due to the termination of an interest rate swap in the first quarter of 2016 and the expiration of the another interest rate swap in October 2016. This was partially offset by the nine new interest rate swap agreements which were entered into in February 2016.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $13.7 million and $7.7 million for the years ended December 31, 2016 and 2015, respectively, and were primarily due to an increase in our long-term benchmark interest rates, partially offset by the termination of an existing interest rate swap in early 2016.

Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at December 31, 2016, the time-charter swap had a fair value of $0.9 million which resulted in an unrealized gain of $0.9 million. We also recognized realized gains of $2.2 million on the time-charter swap in the year ended December 31, 2016.

In addition, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $0.3 million as at December 31, 2016 and we recognized unrealized losses of $4.9 million in 2016 compared to an unrealized gain of $0.5 million in 2015.

Please see " - Valuation of Derivative Instruments", which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized loss or gain on derivative instruments from period to period.

Other Expense. Other expense was $6.0 million in 2016, compared to $2.7 million in 2015. The increase is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet, partially offset by changes in foreign exchange rates.

Net Income. As a result of the foregoing factors, we recorded net income of $67.8 million for 2016, compared to $183.6 million for 2015.
Year Ended December 31, 2015 versus Year Ended December 31, 2014
The following table presents our operating results for 2015 and 2014 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Conventional Tankers		Ship-to-ship Transfer		Total
	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014	2015	2014	2015	2014
Revenues (1)	516,943	267,075	17,738	—	534,681	267,075
Interest income from investment in term loans	—	9,118	—	—	—	9,118
Less: voyage expenses	(18,379)	(9,968)	(348)	—	(18,727)	(9,968)
Net revenues	498,564	266,225	17,390	—	515,954	266,225
Vessel operating expenses (1)	(122,723)	(98,403)	(14,441)	—	(137,164)	(98,403)
Time-charter hire expense	(74,860)	(32,706)	(38)	—	(74,898)	(32,706)
Depreciation and amortization	(72,118)	(53,292)	(1,642)	—	(73,760)	(53,292)
General and administrative	(28,418)	(25,130)	(1,985)	—	(30,403)	(25,130)
Gain on sale of vessels	771	9,955	—	—	771	9,955
Restructuring charge	(6,468)	(812)	(327)	—	(6,795)	(812)
Income (loss) from vessel operations	194,748	65,837	(1,043)	—	193,705	65,837
Equity income	11,528	4,951	—	—	11,528	4,951

(1)
Excludes $0.8 million of revenues and vessel operating expenses for the year ended December 31, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Fleet and TCE Rates
As at December 31, 2015, we owned 45 double-hulled conventional oil tankers, time-chartered in ten Aframax tankers and three LR2 product tankers from third parties and owned a 50% interest in one VLCC. The number of vessels we own, as well as our financial and operational results, includes the Entities under Common Control in all relevant periods presented. Please read Note 3 – Acquisition of Entities under Common Control included in the notes to our consolidated financial statements included in Exhibit 99.1.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2015 and 2014:

	Conventional Tanker Segment
	Year Ended December 31, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$158,639	($2,568)	$1,642	$157,713	4,021	$39,217
Voyage-charter contracts - Aframax (3)	$162,654	($13,683)	$343	$149,314	4,800	$31,109
Voyage-charter contracts - LR2	$81,672	($342)	$528	$81,858	2,845	$28,777
Voyage-charter contracts - MR	$19,346	($61)	$1,088	$20,373	960	$21,205
Time-charter out contracts - Suezmax	$14,235	($109)	$148	$14,274	483	$29,577
Time-charter out contracts - Aframax	$54,550	($1,398)	$857	$54,009	2,864	$18,835
Time-charter out contracts - LR2	$4,607	($132)	$5	$4,480	175	$25,623
Time-charter out contracts - MR	$6,427	($39)	($4,418)	$1,970	50	$39,036
Total (1)	$502,130	($18,332)	$193	$483,991	16,198	$29,875

(1)
Excludes $8.1 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $4.8 million of in-process revenue contract revenue, $1.3 million of bunker rebates and $0.6 million of results incurred by TTOL.

(2)
Average TCE per Revenue Day excludes $4.4 million of crew redundancy costs recovered from one of our customers and $4.6 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $15.0 million of revenues and $5.8 million of voyage expenses related to the full service lightering business.

	Conventional Tanker Segment
	Year Ended December 31, 2014
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$64,599	($459)	$3,081	$67,221	2,926	$22,976
Voyage-charter contracts - Aframax	$40,930	($3,784)	$631	$37,777	1,692	$22,321
Voyage-charter contracts - LR2	$30,161	$71	$62	$30,294	1,698	$17,842
Voyage-charter contracts - MR	$9,253	($22)	$597	$9,828	697	$14,108
Voyage-charter contracts - VLCC	$4,315	($2,939)	($53)	$1,323	96	$13,805
Time-charter out contracts - Suezmax	$13,728	$89	($90)	$13,727	676	$20,292
Time-charter out contracts - Aframax	$66,974	($2,836)	$1,048	$65,186	3,658	$17,819
Time-charter out contracts - MR	$13,509	—	($339)	$13,170	365	$36,081
Total (3)	$243,469	($9,880)	$4,937	$238,526	11,808	$20,200

(1)
Excludes $12.0 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $11.2 million of results incurred by TTOL, of which $3.6 million related to time-charter revenue, $7.0 million related to net pool revenue and $0.6 million related to other revenue, and $0.5 million of bunker rebates.

(2)
Average TCE per Revenue Day excludes a total of $4.9 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Excludes interest income from investment in term loans of $9.1 million.

Net Revenues. Net revenues increased to $516.0 million for 2015 from $266.2 million for 2014 primarily due to:

•
a net increase of $144.0 million resulting from the addition of 11 Suezmax tankers (excluding one which is currently in drydock), one Aframax tanker and four LR2 product tankers acquired in 2015, the addition of two in-chartered Aframax tankers and one LR2 product tanker in 2015, the addition of two Aframax tankers owned by Entities under Common Control, the addition of seven in-chartered Aframax tankers and four in-chartered LR2 product tankers in 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014 and the sale of a MR product tanker in 2015;

•	an increase of $46.2 million resulting from higher average realized rates earned by our Suezmax tankers in 2015 compared to 2014;

•
an increase of $26.6 million resulting from the acquisition of SPT during 2015, of which $9.2 million is related to full service lightering operations that are included as part of our conventional tanker segment;

•	an increase of $18.5 million resulting from higher average realized rates earned by our LR2 product tankers in 2015 compared to 2014;

•	an increase of $13.6 million resulting from higher average realized rates earned by our Aframax tankers in 2015 compared to 2014;

•	a net increase of $13.4 million resulting from various vessels changing employment between fixed-rate charters and voyage charters;

•	an increase of $4.8 million resulting from in-process revenue contract amortization we recognized in revenue in 2015;

•	an increase of $4.7 million resulting from higher average realized rates earned by our MR product tankers in 2015 compared to 2014;

•	an increase of $4.4 million resulting from redundancy costs for Australian seafarers that we recovered from our customer upon expiration of a time-charter out contract of a MR product tanker in 2015;

•	a net increase of $1.1 million due to lower pool management fees and commissions paid to external pool managers, off-hire bunker and other expenses in 2015 compared to 2014; and

partially offset by

•	a net decrease of $10.5 million of lower revenue generated by TTOL in 2015 compared to 2014, of which $3.6 million related to time-charter revenue and $7.0 million related to net pool revenue;

•	a decrease of $9.1 million due to the interest income we recognized on our investments in term loans in 2014;

•	a net decrease of $4.9 million due to more off-hire days in 2015 compared to 2014, primarily as a result of higher drydocking activity; and

•	a net decrease of $3.0 million due to lower commissions and management fees earned from TTOL from the management of external vessels trading in the RSAs and bunker rebates.

Vessel Operating Expenses. Vessel operating expenses increased to $137.2 million for 2015 from $98.4 million for 2014 primarily due to:

•	an increase of $24.3 million resulting from the addition of 11 modern Suezmax tankers (excluding one which is currently in drydock), one Aframax tanker and four LR2 product tankers acquired in 2015;

•	an increase of $13.7 million due to additional expenditures associated with the ship-to-ship business we acquired during the second half of 2015;

•	an increase of $5.4 million relating to the timing and extent of planned vessel maintenance and repairs;

•	an increase of $2.3 million due to higher ship management fees relating to the 16 vessels and the ship-to-ship transfer business acquired in 2015;

•	an increase of $1.0 million due to the additional expenditures assumed from the Entities under Common Control; and

•	an increase of $0.2 million due to higher port costs and fleet overhead costs related to the timing of seafarer training and other initiatives;

partially offset by

•
decreases of $5.7 million due to lower crewing costs resulting from a change in the nationality of crew on an MR product tanker as well as favorable current year foreign currency exchange rates impacting crew wage expenditures; and

•	a decrease of $2.3 million due to repairs on a Suezmax tanker which was incurred during 2014.

Time-charter Hire Expense. Time-charter hire expense increased to $74.9 million for 2015 from $32.7 million for 2014 due to the addition of two in-chartered Aframax tankers and one LR2 tankers to our fleet in the year ended December 31, 2015, additional time charters from external parties in connection with our ship-to-ship transfer business we acquired in July 2015, higher time-charter rates due to profit sharing components and options we exercised to extend certain in-chartered contracts at higher rates, and the timing of eight time-charter contracts which we entered into during the latter half of 2014. This was partially offset by a decrease as a result of two previously in-chartered LR2 product tankers which we acquired in February 2015, a decrease resulting from the addition of the Entities under Common Control as we acquired one previously in-chartered vessel as part of the 2015 Acquired Business, and a decrease resulting from lower time-charter expenses incurred by TTOL in 2015 as compared to 2014.

Depreciation and Amortization. Depreciation and amortization increased to $73.8 million for 2015 from $53.3 million for 2014. The increase primarily relates to the addition of 12 Suezmax tankers, one Aframax tankers and four LR2 product tankers acquired in 2015, the acquisition of the ship-to-ship transfer business in July 2015, and higher amortization of dry-docking expenditures in 2015 as compared to the prior year.

General and Administrative Expenses. General and administrative expenses increased to $30.4 million for 2015 compared to $25.1 million for 2014, primarily due to:

•
an increase of $2.8 million as a result of higher corporate expenses incurred during 2015 primarily as a result of legal expenses related to the STX arbitration (please read Note 22 – Shipbuilding Contracts to our consolidated financial statements included in Exhibit 99.1) and legal expenses incurred related to the acquisitions of vessels and the ship-to-ship business in 2015;

•	a net increase of $1.9 million due to additional general and administrative expenses related to the ship-to-ship business acquired in July 2015;

•	a net increase of $1.8 million due to higher administrative, strategic management, and other fees incurred during 2015; and

•	an increase of $0.3 million due to increased stock-based compensation granted to our Board of Directors, one of our officers and certain employees of Teekay subsidiaries that provided services to us;

partially offset by

a net decrease of $1.4 million due to lower services fees paid to Anglo-Eastern in 2015 resulting from the termination of the joint venture with Anglo-Eastern in 2014.
Gain on Sale of Vessels. Gain on sale of vessels of $0.8 million for the year ended December 31, 2015 related to the sale of the Mahanadi Spirit with a sale price of $11.2 million.

Gain on sale of vessels of $10.0 million for the year ended December 31, 2014 related to the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to Tanker Investments Ltd. (or TIL) for aggregate proceeds of $154.0 million plus related working capital on closing.

Restructuring Charges. Restructuring charges increased to $6.8 million for 2015 compared to $0.8 million for 2014, primarily due to:

•
a net increase of $4.8 million of severance payments made by us during 2015 in relation to the acquisition of the ship-to-ship transfer business as well as crew redundancy costs due to the change in nationality of crew on one of our vessels which we recovered from one of our customers; and

•	a net increase of $2.0 million of cancellation fees paid by us to Anglo-Eastern during 2015 for acquiring 49% share in Teekay Marine Ltd;
partially offset by

•	a net decrease of $0.8 million primarily related to costs associated with the reorganization of a subsidiary of TTOL in 2014.
Equity Income.

	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014
High-Q Joint Venture	3,218	2,702
Tanker Investments Ltd.	7,280	(184)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	2,054
Gemini Tankers L.L.C.	1,030	379
Total equity income	11,528	4,951

Equity income increased to $11.5 million in 2015 from $5.0 million for 2014 primarily due to:

•
an increase of $5.4 million due to higher equity earnings from TIL resulting from overall higher realized average spot rates earned in 2015 compared to 2014, its acquisition of six Suezmax vessels delivered during 2015 and one Aframax vessel delivered during 2014, partially offset by a decrease relating to a dilution gain recorded in 2014 resulting from our reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering (or IPO) in 2014;

•	an increase of $0.7 million due to higher equity earnings from the Gemini Tankers L.L.C. joint venture primarily resulting from an increase in our equity ownership from 33% in 2014 to 50% in 2015; and

•	an increase of $0.5 million due to higher equity earnings from the High-Q joint venture resulting from higher unrealized gain on derivatives recognized in 2015 compared to 2014.

Please refer to Note 8 – Investments in and Advances to Equity Accounted Investments to our consolidated financial statements included in Exhibit 99.1.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture. For the years ended December 31, 2015 and 2014, our proportionate share of realized losses was $0.3 million and $0.4 million, respectively, and unrealized losses were $nil.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014
Interest expense	(17,389)	(8,874)
Interest income	122	445
Realized and unrealized loss on derivative instruments	(1,597)	5,229
Other (expenses) income	(2,743)	1,318

Interest Expense. Interest expense increased to $17.4 million for 2015 from $8.9 million for 2014, primarily due to additional interest incurred from two new term loan facilities which were drawn in 2015 to finance the acquisition of the 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers that we acquired during 2015.

Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments decreased to $1.6 million for 2015 from an unrealized gain of $5.2 million for 2014. Realized and unrealized loss on derivative instruments is comprised of realized and unrealized gains or losses on our interest rate swaps and time-charter swap and unrealized gains or losses on a stock purchase warrant issued to us by TIL.

Realized and unrealized losses on interest rate swaps were $2.1 million for the year ended December 31, 2015, compared to $2.9 million for the year ended December 31, 2014. During 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $300.0 million and with weighted average fixed rate of approximately 3.59%. Short-term variable benchmark interest rates during these periods were generally less than 1.0%. As a result, we incurred realized losses of $9.8 million and $10.0 million for the years ended December 31, 2015 and 2014, respectively, under the interest rate swap agreements.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $7.7 million and $7.1 million for the years ended December 31, 2015 and 2014, respectively, due to an increase in long-term benchmark interest rates in both years.

Realized and unrealized gains on our time-charter swap was $nil for the year ended December 31, 2015, compared to $6.9 million for the same period in the prior year. The changes in the fair value of the time-charter swap resulted in an unrealized gain of $3.4 million for the year ended December 31, 2014. Also, as part of the reorganization of TTOL, the time-charter swap was sold and a realized gain of $3.5 million was recognized for the year ended December 31, 2014.

In addition to our interest rate swaps and time charter swap, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $5.2 million and $4.7 million as of December 31, 2015 and 2014, respectively. We recognized an unrealized gain of $0.5 million and $1.2 million for the years ended December 31, 2015 and 2014, respectively.

Please see " – Valuation of Derivative Instruments", which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized loss or gain on derivative instruments from period to period.

Other (Expenses) Income. Other expenses was $2.7 million in 2015, compared to other income of $1.3 million in 2014. The decrease primarily relates to income of $3.4 million which we recognized upon receipt of the TIL stock purchase warrant in the first quarter of 2014 for our involvement in the formation of TIL and an increase of $3.3 million in our estimate of freight tax expenses for the year ended December 31, 2015 due to higher vessel activity as compared to the prior year.

Net Income. As a result of the foregoing factors, we recorded net income of $183.6 million for 2015, compared to $68.9 million for 2014.

Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2016, our total cash and cash equivalents were $94.2 million, compared to $156.5 million at December 31, 2015. Our cash balance at December 31, 2016 had decreased primarily as a result of repayments of our long-term debt (described below) and dividends paid on our shares of common stock, which were partially offset by cash flow from our operations, by proceeds received from the sale of two MR tankers and two lightering support vessels and distributions we received from our equity accounted investments.

Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $128.5 million as at December 31, 2016, compared to $171.1 million as at December 31, 2015. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and new financings or equity issuances, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, we distributed a portion of our cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on our common shares. Commencing with the dividend paid in the first quarter of 2016, we have adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, gain or losses on sale of vessels and debt issuance costs which were written off in connection with the refinancing of our debt facilities in the first quarter of 2016.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our COP. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

In October 2016, we agreed to sell two Suezmax tankers for an aggregate sales price of $33.8 million. The sale of one Suezmax tanker was completed in January 2017 and the sale of the other Suezmax tanker was completed in March 2017. We used the proceeds from these sales to repay a portion of our corporate revolving credit facility, which is scheduled to mature in 2017. As at December 31, 2016, the revolving credit facility had an outstanding balance of $55.1 million.

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay our two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017.

Our revolving credit facilities and term loans are described in Note 10 - Long-Term Debt to our consolidated financial statements included in Exhibit 99.1. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2016, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use this financial instrument for trading or speculative purposes.

Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Net cash flow from operating activities	206,666	201,966	16,437
Net cash flow (used for) provided by financing activities	(290,853)	647,678	6,150
Net cash flow provided by (used for) investing activities	21,824	(880,881)	116,300
Operating Cash Flows
Changes in net cash flow from operating activities primarily reflect fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to historical fluctuations in operating cash flows as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities increased to $206.7 million in 2016, compared to $202.0 million in 2015, primarily as a result of the following:

•
an increase of $31.0 million in operating cash flows in 2016 relating to lower expenditures on dry-docking activities. In 2016, we dry docked two Suezmax tankers, whereas in 2015 we dry docked seven Suezmax tankers, seven LR2 product tankers, two Aframax tankers, and two MR tankers; and

•
a net increase of $28.3 million in operating cash flows in 2016 due to the timing of the settlement of operating assets and liabilities primarily as a result of the decrease in pool receivables due to lower TCE rates in late 2016 compared to the prior year;

partially offset by

•	a net decrease of $54.7 million in operating earnings primarily as a result of lower average realized TCE rates, partially offset by the increase in fleet size in 2016 as compared to the prior year.
Net cash flow provided by operating activities increased to $202.0 million in 2015, compared to $16.4 million in 2014, primarily as a result of the following:

•
a net increase of $145.6 million in operating earnings primarily as a result of an increase in our fleet size (due to the acquisition of 12 modern Suezmax vessels, four LR2 product tankers, and one Aframax tanker, the addition of two Aframax tankers from the Entities under Common Control, and the chartering-in of an additional nine vessels), operating earnings associated with the ship-to-ship transfer business we acquired during the second half of 2015, and higher average realized TCE rates due to our increased exposure to the spot market; and

•	a net increase of $62.5 million in operating cash flows due to the timing of the settlement of operating assets and liabilities;
partially offset by

•
a decrease of $22.5 million in operating cash flows relating to higher expenditures on dry-docking activities in 2015. In 2015, we dry docked seven Suezmax tankers, seven LR2 product tankers, two Aframax tankers, and two MR tankers, whereas in 2014, we dry docked seven Aframax tankers, one MR and one Suezmax tanker.

Financing Cash Flows
Net cash used for financing activities was $290.9 million in 2016, compared to net cash provided by financing activities of $647.7 million in 2015, primarily as a result of the following:

•	an increase of $692.9 million in cash outflows primarily due to an increase in repayments and prepayments on our term loans and revolving credit facilities compared to 2015;

•
a net decrease of $202.8 million in cash inflows due to lower proceeds from equity offerings in 2016 compared with 2015, including the effect of the 2015 issuances of shares under private placements to partially fund the acquisition of the 12 Principal Maritime vessels and the ship-to-ship transfer business in 2015, substantially lower sales of Class A common stock during 2016 under our COP, and proceeds from the underwriters' exercise of their over-allotment option in January 2015 for an additional 3.0 million shares of Class A common stock;

•
an increase of $31.7 million in cash outflows related to additional cash dividends paid during 2016 due to the change in our dividend policy and the increase in the number of shares of outstanding Class A and B common stock from our 2015 issuances; and

•	an increase of $15.0 million in cash outflows primarily related to the return of capital issued to Teekay in 2016;

partially offset by

•	a decrease of $3.5 million in cash used for financing activities from the Entities under Common Control.

Net cash provided by financing activities increased to $647.7 million in 2015, compared to $6.2 million in 2014, primarily as a result of the following:

•
a net increase of $545.6 million in proceeds from additional borrowings, including a new term loan facility of $397.2 million to finance the acquisition of 12 modern Suezmax tankers and a new term loan facility of $126.6 million to finance the acquisition of four LR2 product tankers and one Aframax tanker, net of repayments and prepayments on our term loans and revolving credit facilities; and

•
a net increase in financing cash inflows of $131.1 million in proceeds related to equity offerings, including an additional 19.7 million shares of Class A common stock issued to Teekay Corporation and a group of institutional investors to partially fund the acquisition of 12 Principal Maritime vessels, an additional 13.4 million shares of Class A common stock issued under our COP, an additional 6.5 million shares of Class B common stock issued to Teekay Corporation in order to finance the acquisition of SPT, and an additional 3.0 Class A common stock issued in January 2015;

partially offset by

•	a net increase of $28.1 million in cash used for financing activities from the Entities under Common Control;

•
an increase of $5.0 million in cash outflows related to additional cash dividends paid during 2015 due to an increase in the number of shares of outstanding Class A and B common stock from our 2015 issuances;

•	an increase of cash outflow of $1.3 million related to an equity contribution from Teekay to indemnify the costs required to repair the Kaveri Spirit in 2014; and

•	an increase of cash outflows of $0.9 million related to taxes withheld on shares of our Class A common stock which were granted under our Long-Term Incentive Plan.
Investing Cash Flows
Net cash provided by investing activities was $21.8 million in 2016, compared to net cash used for investing activities of $880.9 million in the prior year, primarily as a result of the following:

•	a decrease of cash outflows of $612.0 million related to the cash consideration paid to acquire the 12 modern Suezmax vessels from Principal Maritime Tankers in 2015;

•	a decrease of cash outflows of $227.0 million related to the acquisition of four LR2 product tankers and one Aframax tanker in 2015 as well as other capital expenditures made during the year;

•	a decrease of cash outflows of $45.6 million, net of working capital adjustments, related to the acquisition of TMS in 2015;

•	an increase of cash inflows of $16.5 million related to gross proceeds received from the sale of two MR tankers and two lightering support vessels which were sold in the second half of 2016; and

•	an increase of cash inflows of $2.5 million related to the 2016 repayment of a loan to us from our High-Q joint venture;

partially offset by

•	a decrease of cash inflows of $1.1 million related to the return of capital from our equity accounted investments in 2015.

Net cash used for investing activities increased to $880.9 million in 2015, compared to net cash provided by investing activities of $116.3 million in the prior year, primarily as a result of the following:

•	an increase of cash outflows of $612.0 million related to the cash consideration paid to acquire the 12 modern Suezmax vessels from Principal Maritime Tankers in 2015;

•	an increase of cash outflows of $230.4 million related to the acquisition of four LR2 product tankers and one Aframax tanker in 2015 as well as other capital expenditures made during the year;

•	a decrease of cash inflows of $154.0 million related to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May of 2014;

•	an increase of cash outflows of $45.6 million, net of working capital adjustments, related to the acquisition of TMS in 2015;

•	a decrease of cash inflows of $1.2 million related to the term loan advance recoveries received in 2014; and

•	a decrease of cash inflows of $1.0 million related to the 2014 net loan repayment from the High-Q joint venture;

partially offset by

•	a net decrease of cash outflows of $35.9 million related to investments in and advances to equity accounted investments, primarily due to the investment in common shares of TIL (2015 - $nil); and

•	an increase in cash inflows of $11.1 million related to gross proceeds from the sale of one MR tanker in 2015.

Please read Note 6 – Investment in Term Loans and Note 8 - Investments in and advances to equity accounted investments to our consolidated financial statements included in Exhibit 99.1 for specific details on our investment in term loans and 50/50 joint venture activities included in the notes to our consolidated financial statements included in Exhibit 99.1.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2016:

	Total	2017	2018	2019	2020	2021
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	455.0	122.3	110.1	110.0	110.0	2.6
Repayments at maturity of revolving facilities, term loans and other debt (1)	486.7	49.1	65.5	—	—	372.1
Chartered-in vessels (operating leases) (2)	53.1	26.8	8.3	8.3	8.3	1.4
Total	994.8	198.2	183.9	118.3	118.3	376.1

(1)
Excludes all expected interest payments of $22.6 million (2017), $18.7 million (2018), $15.2 million (2019), $12.2 million (2020) and $5.3 million (2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at December 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Excludes payments required if we execute all options to extend the terms of in-chartered leases. If we exercise all options to extend the terms of in-chartered leases, we would expect to be obligated to additional total payments of $43.1 million (2017), $17.7 million (2018), $8.3 million (2019), $8.3 million (2020), and $1.4 million (2021).

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 – Summary of Significant Accounting Policies to our consolidated financial statements included in Exhibit 99.1.

Revenue Recognition
Description. We recognize voyage revenue using the proportionate performance method. Under this method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. This means that voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. A portion of our revenues is also generated from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products. We also generate revenues from other technical activities such as terminal management, consultancy, procurement and equipment rental. Short-term contracts for these services are recognized as services are completed based on a percentage of completion method. Long-term contracts are recognized over the duration of the contract period.

Judgments and Uncertainties. In applying the proportionate performance method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, but at the time of loading we are typically less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the proportionate performance method, our revenues could be overstated or understated for any given period by the amount of such difference.
Vessel Lives and Impairment
Description. Acquisitions of vessels from Teekay were deemed to be business acquisitions between entities under common control. Accordingly, the carrying value of each such vessel represents Teekay’s carrying value at the date we acquired the vessel, less subsequent depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of these vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2017. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2016 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We consider the vessels reflected in the following table to be at a higher risk of future impairment. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for vessels that have estimated future undiscounted cash only marginally greater than their respective carrying values.

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	12	$160,200	$278,159
Conventional Tankers (3)	29	$798,200	$1,315,415
Total	41	958,400	1,593,574

(1)
Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

(2)	Undiscounted cash flows are marginally greater than the carrying values.

(3)	Undiscounted cash flows are significantly greater than the carrying values.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional crude oil and product tankers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future conventional tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.
Dry docking
Description. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking to the estimated date of completion of the next dry docking. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-docking expenditure requires us to estimate the period of the next dry docking. While we typically dry dock each vessel every two and a half to five years, we may dry dock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry dock date we will adjust our annual amortization of dry-docking expenditures.
Valuation of Derivative Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. We also have a stock purchase warrant from our involvement in the formation of TIL and entered into a time-charter swap agreement to reduce our exposure to spot tanker market rate variability for certain vessels that are employed in the Aframax revenue sharing pooling arrangement. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statements of income.

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements, a time-charter swap agreement and a stock purchase warrant.

The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates and the current credit worthiness of ourselves and the interest rate swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of global industrial companies with a similar credit rating and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

The fair value of our time-charter swap agreement is the estimated future payments we would receive under normal business conditions at the reporting date, taking into account current spot tanker market rates (or spot rates) and the current credit worthiness of ourselves and the time-charter swap counterparty. The estimated amount for the time-charter swap agreement is the present value of estimated future cash flows, being equal to the difference between a fixed rate and a floating rate based on the spot tanker market.

The estimated fair value of our time-charter swap agreement at the end of each period is most significantly impacted by the spot rate and the expected volatility of the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes to the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in spot rates which will have a material impact on the time-charter swap agreement.

The estimated value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The fair value of our stock purchase warrant at the end of each period is most significantly impacted by the stock price of TIL and the expected volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrant we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements and time-charter swap or sell the stock purchase warrant at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements and time-charter swap and the amount we would receive upon sale of the stock purchase warrant may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 12 – Derivative Instruments to our consolidated financial statements included in Exhibit 99.1 for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

Forward Looking Statements
In addition to historical information, this Exhibit 99.2 contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Exhibit, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are among those intended to identify forward-looking statements. All statements in this Exhibit other than those of historical facts should be considered forward-looking statements.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed in Item 3 - Key Information: Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2016 and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Exhibit and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.